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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -44018

SEC Mail Processing Section
Washington, DC
104

BP 2/26

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MYD Market, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue, Suite 203
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Espinal — (212) 424-2107
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB 3/1

OATH OR AFFIRMATION

I, Christy Espinal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYD Market, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

KOSTADINOS ERACLEOUS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. # 01ER6210040
MY COMM. EXP. AUG. 10, 2013

Date: 2/19/10

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MYD MARKET, INC.
(Formerly GEM Financial Associates, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

MYD MARKET, INC.
(Formerly GEM Financial Associates, Inc.)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder
MYD Market, Inc.

We have audited the accompanying statement of financial condition of MYD Market, Inc. (formerly GEM Financial Associates, Inc.) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MYD Market, Inc. (formerly GEM Financial Associates, Inc.) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 19, 2010

MYD MARKET, INC.

(Formerly GEM Financial Associates, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	341,744
Property and equipment, net		113,801
Other assets		7,134
	$	462,679
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	78,084
Due to stockholder		144,780
Total liabilities		222,864
Stockholder's equity		
Common stock, $.01 par value, authorized 200,000 shares, issued and outstanding 14,493 shares		145
Additional paid-in capital		555,745
Accumulated deficit		(316,075)
Total stockholder's equity		239,815
	$	462,679

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

MYD Market, Inc. (Formerly GEM Financial Associates, Inc.) (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). Effective October 1, 2009, the Company became a wholly-owned subsidiary of Securities Partners, LLC (the "Parent Company"). The Company's business is comprised primarily of agency commissions. The Company does not hold securities or carry margin accounts on behalf of customers.

Effective October 1, 2009, the Company changed its name from GEM Financial Associates, Inc. to MYD Market, Inc.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 19, 2010. Subsequent events have been evaluated through this date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Lease Term	Straight-line

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2009 are as follows:

Office equipment	$	80,516
Furniture and fixtures		33,638
Leasehold improvements		4,146
		118,300
Less accumulated depreciation and amortization		4,499
	$	113,801

Depreciation and amortization expense was approximately $4,500 for the year ended December 31, 2009.

3. Related party

The due to stockholder balance of approximately $144,800 is non-interest bearing and due on demand. As of January 2010, the Company paid the balance in full.

4. Income taxes

At December 31, 2009, the Company has federal net operating losses ("NOL") carry forwards for income tax purposes of approximately $298,000. These NOL carry forwards expire through 2029 but are limited due to section 382 of the IRS code ("382 Limitation") which states that the amount of taxable income of any new loss corporation for any year after a greater than 50% change in control has occurred shall exceed certain prescribed limitations. As a result, approximately $102,000 of the NOL carry forwards are subject to the 382 Limitation which limits the utilization of those NOL carry forwards to approximately $4,000 per year. The remaining NOL carry forwards are fully utilizable by the Company to offset future taxable income. The Company's deferred tax asset which resulted from federal NOL's was approximately $88,000.

At December 31, 2009, the Company has state and city NOL carry forwards for income tax purposes of approximately $196,000 which will expire in 2029. The Company's deferred tax asset which resulted from state and city NOL's was approximately $34,000

The Company has evaluated the positive and negative bearing upon the realizability of its deferred tax assets. Based on the Company's history of losses, management concluded that it is more likely than not that the Company will not realize the benefit of the deferred tax assets. Accordingly, a full valuation allowance has been provided for the deferred tax assets.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $119,000, which was approximately $19,000 in excess of its minimum requirement of $100,000.

At December 31, 2009, the Company discovered it fell below 120% of its minimum net capital requirement, prior to $500,000 of capital contributions made by the Parent Company on January 8, 2010, January 25, 2010 and January 28, 2010 (see Note 9). Additionally, the Company was out of net capital compliance for the period January 4, 2010 through January 7, 2010. On February 9, 2010 the Company notified FINRA pursuant to Rule 17a-11 of these violations.

6. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In January 2010, the Company was required to have a clearing deposit of approximately $100,000 with the clearing broker, and maintain a minimum net capital of $500,000 pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitments and contingencies

In 2009, the Company entered into a lease agreement with its Parent Company to rent office space which expires on April 30, 2011.

Future aggregate minimum annual rent payments under these leases at December 31, 2009 are approximately as follows:

Year ending December 31,		
2010	$	130,000
2011		43,000
	$	173,000

Rent expense was approximately $19,500 for the year ended December 31, 2009.

9. Subsequent events

From January 4, 2010 through January 7, 2010, the Company discovered it was not in compliance with its minimum net capital of $100,000. The Company's stockholder made contributions of $200,000, $100,000, and $200,000 on January 8, 2010, January 25, 2010, and January 28, 2010, respectively, to cure the net capital deficiency. On February 9, 2010 the Company notified FINRA pursuant to Rule 17a-11 that it was not in compliance with its minimum net capital requirements during that time.